JOHN HANCOCK MUNICIPAL SECURITIES TRUST

ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D(g)

For John Hancock High Yield Municipal Bond Fund:

On November 27, 2012, supplements were filed with the SEC for the Fund’s statutory and summary prospectuses (accession number 0000950123-12-013280) regarding a change to the Fund’s investment policy.

The policy: “Under normal market conditions, the fund invests at least 80% of its net assets, plus amounts borrowed for investment purposes, in municipal bonds of any maturity with credit ratings from A to BB by Standard & Poor’s Corporation (S&P) or A to Ba by Moody’s Investors Service, Inc. (Moody’s) or their unrated equivalents. The fund may also invest up to 5% of its net assets in bonds rated as low as CC by S&P or Ca by Moody’s or their unrated equivalents. Bonds that are rated at or below BB by S&P or Ba by Moody’s are considered junk bonds. Municipal bonds may be subject to alternative minimum tax (AMT) and income may not be entirely tax-free to all investors.” was replaced with the following:

“Under normal market conditions, the fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes in municipal bonds. Normally, the fund’s investment subadviser will primarily invest in medium and lower quality municipal securities, those rated, at time of purchase, “A” and below by Moody’s Investors Service, Inc. (Moody’s), Standard & Poor’s Ratings Services (S&P) and Fitch Investment Services (Fitch), or their unrated equivalents. However, the fund will limit its investments in securities rated lower than “B” to no more than 5% of its total assets at time of purchase. Bonds that are rated at or below BB by S&P or Fitch, or Ba by Moody’s are considered junk bonds. Municipal bonds may be subject to alternative minimum tax (AMT) and income may not be entirely tax free to all investors.”